March 4, 2010

Mail Stop 3010

Mr. Michael West
Chief Executive Officer
Medical Billing Assistance, Inc.
16325 East Dorado Ave.
Centennial, CO 80111

> RE: **Medical Billing Assistance, Inc.**
> **Form 10-K for the period ended December 31, 2008**
> **Filed April 7, 2009**
> **File No. 0-53012**

Dear Mr. West:

We have reviewed your response letter dated February 19, 2010 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

1. We note your revised disclosure in response to prior comment 2. It is unclear to us how you determined that it is appropriate to present revenues gross as a principal rather than net as an agent. Based on your disclosure, it does not appear that you have general or physical loss inventory risk because you do not ever take

title to the inventory. It also does not appear that you change the product ordered by your customer. Lastly, it does not appear that you are the primary obligor in the arrangements since the manufacturer is responsible for fulfillment of the orders, including the acceptability of the products. Thus, we continue to question your presentation on a gross basis. Please further explain why you believe that you are the primary obligor in these arrangements; discuss who is responsible for providing the product to the customer and who has the risks and rewards as principal in the arrangements. Also, address your evaluation of credit risk in your response. Tell us if you collect the full sales price prior to the delivery of the product to the customer. Also, tell us whether or not you have discretion in supplier selection. Please reference ASC 605-45 for the indicators of gross versus net reporting.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant